UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40745

MCLOUD TECHNOLOGIES CORP.

(Registrant)

550-510 Burrard Street

Vancouver, BC V6C 3A8

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MCLOUD TECHNOLOGIES CORP.
(Registrant)

Date August 22, 2022	By	/s/ Russel H. McMeekin
Russel H. McMeekin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	MD&A for the period ending December 31, 2021 (amended)

99.2	Audited Annual Financial Statements for the period ending December 31, 2021 (amended)

99.3	Form 52-109F1R Certification of Refiled Annual Filings of Chief Executive Officer for the period ended December 31, 2021

99.4	Form 52-109F1R Certification of Refiled Annual Filings of Chief Financial Officer for the period ended December 31, 2021